Exhibit 23

Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in this Registration Statement (Nos. 333-51854 and 333-179494) on Form S-8 of Kansas City Southern of our report dated May 28, 2014 relating to our audits of the statements of net assets available for benefits of the Kansas City Southern 401(k) and Profit Sharing Plan as of December 31, 2013 and 2012 and the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedules of assets (held at end of year) as of December 31, 2013 and delinquent participant contributions for the year ended December 31, 2013 which report appears in the December 31, 2013 annual report on Form 11-K of the Kansas City Southern 401(k) and Profit Sharing Plan.

McGladrey LLP
Kansas City, Missouri
May 28, 2014